UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

Brian Hartigan
Chief Executive Officer
Invesco Galaxy Solana ETF
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

Re: Invesco Galaxy Solana ETF
Registration Statement on Form S-1
Filed June 25, 2025
File No. 333-288318

Dear Brian Hartigan:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
2. Please tell us the status of the exchange's plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.
3. Please revise to update your disclosure throughout. For example purposes only, we note the following disclosure:
    - The number of transactions per second handled by the Solana network on page 16;
    - Quantitative examples of recent price volatilities in the risk factor on page 17;

- Recent legislative and regulatory developments in the crypto assets market on page 29;
- Recent forks on the Solana network on pages 44 and 67;
- Limits on Solana Supply on page 65.

4. When available, please revise to identify Authorized Participant(s) that have signed an Authorized Participant Agreement.

Cover Page

5. You state that the Trust's investment objective is to reflect the performance of the spot price of Solana as measured using the Benchmark, less the Trust's expenses and other liabilities. Please revise to clarify whether your plans to earn rewards by staking a portion of your Solana are part of your investment objective.

Emerging Growth Company Status, page iii

6. Please clearly disclose whether you intend to take advantage of the extended transition period for adopting new or revised accounting standards under the JOBS Act.

Prospectus Summary, page 1

7. We note that you intend to implement a staking program. Once known, please revise to include a materially complete description of the policies and procedures for how your staking program will operate and disclose the material terms of the agreement with the Staking Provider(s). In addition, please update various sections of your prospectus to address how staking will impact the Trust's operations, including the form of consideration the staking rewards will take, the percentage of the Trust's assets you will stake, how the staking rewards will be allocated between the Trust and the Staking Provider(s), how you will use the staking rewards proceeds, the risk management practices you will employ to manage liquidity risk, and any other staking-related risks, including risks your staking program poses to an effective arbitrage mechanism. Please also identify the Staking Provider(s) and file the related agreement as an exhibit if required by Item 601 of Regulation S-K.
8. We note your disclosure on page 43 that "as part of the 'activating' and 'exiting' processes of staking, staked SOL will be inaccessible for a variable period of time," that "the duration of activating and exiting periods are dependent on a range of factors, including network conditions" and "depending on demand, un-staking can take between hours, days or weeks to complete." Please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity, and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.

The Trust's Legal Structure, page 4

9. We note your disclosure here and throughout that Shareholders will have very limited voting rights, which will limit their ability to influence matters such as amendment of the Trust Agreement, change in the Trust's basic investment policy, dissolution of the Trust, or the sale or distribution of the Trust's assets. We also note your disclosure on page 115 that "[e]xcept in limited circumstances, Shareholders will have no voting

rights under the Trust Agreement." Please revise to reconcile your disclosure throughout and disclose the "limited circumstances" under which Shareholders have voting rights under the Trust Agreement.

Risk Factors
Validators may suffer losses due to staking, page 42

10. We note your disclosure here and throughout the prospectus that the Fund may be subject to "slashing" penalties. To provide context, please also disclose the number of times that slashing has been applied on the Solana Network.

The Trust
Description of Lukka Prime Solana Reference Rate, page 72

11. We note that your table on page 74 includes market share and volume information for each Benchmark Pricing Source with U.S. Dollar-SOL trading pairs. Please revise to provide this information for all Benchmark Pricing Sources.

The Trust's Service Providers
The Sponsor, page 86

12. Please revise to expand your discussion of the Sponsor's experience related to crypto asset markets. Please also reconcile your disclosure here with your statement on page 33 that the Sponsor, its management team, and the Execution Agent have a limited track record in investment vehicles that invest in digital assets.

U.S. Federal Income Tax Consequences
Taxation of the Trust, page 127

13. We note that your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the material tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, please revise this section to discuss the tax consequences associated with the Trust's staking program.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Steve Feinour